UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Inlightened, Inc.

Legal status of Issuer:

    Form:

    Corporation

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    May 10, 2019

Physical Address of Issuer:

35 South Russell Street, Boston, MA 02114

Website of Issuer:

https://getinlightened.com/

Current Number of Employees:

3

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$570,633	$556,458
Cash & Cash Equivalents	$494,700	$499,273
Accounts Receivable	$75,933	$27,193
Short-term Debt	$9,632	$50,605
Long-term Debt	$1,703,845	$1,270,964
Revenues/Sales	$414,244	$95,770
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	($377,733) – net loss	($282,608) – net loss

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

INLIGHTENED, INC.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Inlightened, Inc., a Delaware corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://getinlightened.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

The date of this Form C-AR is May 11, 2023.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C-AR and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C-AR. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C-AR. The Company does not expect to update or otherwise revise this Form C-AR or any other materials supplied herewith.

This Form C-AR is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. As a result, the revenue and income potential of our business is unproven, and there can be no assurance that we will ever operate profitably. In addition, because of our limited operating history, we have limited insight into trends that may emerge and affect our business. Errors may be made in predicting and reacting to relevant business trends and we will be subject to the risks, uncertainties and difficulties frequently encountered by early-stage companies in evolving markets. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings happening throughout 2020, 2021 and potentially into the future due to COVID-19, the Company's revenue has been adversely affected. In December 2019, a novel strain of coronavirus was reported in China. Since then, the novel corona virus, SARS-COV2, has spread globally including across North America and the United States. The spread of SARS-COV2 from China to other countries has resulted in the World Health Organization (WHO) declaring the outbreak of the diseases caused by SARS-COV2, termed "COVID-19", as a "pandemic," or a worldwide spread of a new disease, on March 11, 2020. Many countries around the world, including the United States, have imposed quarantines and restrictions on travel and mass gatherings to slow the spread of the virus, and have closed non-essential businesses.

Specifically, at the time this Form C-AR is prepared, we caution that our business could be materially and adversely affected by the risks, or the public perception of the risks, related to the outbreak of COVID-19. The risk of a pandemic, or public perception of the risk, could cause members to avoid public places and could cause temporary or long-term disruptions in the normal interactions of people that benefit from our services. Such risks could also adversely affect our members' financial condition, resulting in reduced spending on our services. "Shelter-in-place" or other such orders by governmental entities could also disrupt our operations, if our employees or the employees of our members, vendors and service providers that cannot perform their responsibilities from home, are not able to report to work. Risks related to an epidemic, pandemic or other health crisis, such as COVID-19, could also lead to the complete or partial closure of one or more of our facilities or operations of our members, vendors and service providers.

The spread of SARS-COV2, which has caused a broad impact globally, may materially affect us economically. While the potential economic impact brought by, and the duration of, the COVID-19 health crisis may be difficult to assess or predict, a widespread pandemic could result in significant disruption of global financial markets, reducing our ability to access capital, which could in the future negatively affect our liquidity. In addition, a recession or market correction resulting from the spread of COVID-19 could materially affect our business prospects.

The global outbreak of COVID-19 continues to rapidly evolve. The extent to which COVID-19 may impact our business, operations and financial performance will depend on future developments, including the duration of the outbreak, travel restrictions and social distancing in the United States and other countries, changes to the regulatory regimes under which we operate, the effectiveness of actions taken in the United States and other countries to contain and treat the disease and whether the United States and additional countries are required to move to complete lockdown status. The ultimate long-term impact of COVID-19 is highly uncertain and cannot be predicted with confidence.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 10,000,000 shares of common stock, of which 8,505,000 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

There is no assurance that our revenue and business model will be successful.

We are continually refining our revenue and business model, which is premised on creating a virtuous cycle for our members to engage in more products across our platform. There is no assurance that these efforts will be successful or that we will generate revenues commensurate with our efforts and expectations or become profitable. We may be forced to make significant changes to our revenue and business model to compete with our competitors' offerings, and even if such changes are undertaken, there is no guarantee that they will be successful.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our members and conduct our operations. Our ability to meet our obligations to our members may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products and services may be adversely impacted if companies to whom we delegate to provide certain components of our products and services, or from whom we acquire such products and services, do not provide components which meet required specifications and perform to our and our members' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products and services may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the provision of common components instead of components customized to meet our requirements. The supply of components for a new or existing product or service could be delayed or constrained, or a key service provider could delay providing such products or services to us or our clients adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees, particularly Shelli Pavone who is currently the Company's Chief Executive Officer and a director on the Company's Board of Directors and Michelle Higginson who is currently the Company's Chief Marketing Officer and a director on the Company's Board of Directors. The Company's directors, executive officers and key employees may not devote their full time and attention to the matters of the Company. Without the services of Shelli Pavone and Michelle Higginson and any other executive officers and key employees acquired by the Company, the growth, progress, and overall success of the Company's business, financial condition, cash flow and results of operations may be adversely affected.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our members or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential member information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and member and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, members' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our member transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the

Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and privacy, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Future growth could strain our resources, and if we are unable to manage our growth, we may not be able to successfully implement our business plan.

We hope to experience rapid growth in our operations, which will place a significant strain on our management, administrative, operational and financial infrastructure. Our future success will depend in part upon the ability of our management to manage growth effectively. This will require that we hire and train additional personnel to manage our expanding operations. In addition, we must continue to improve our operational, financial and management controls and our reporting systems and procedures. If we fail to successfully manage our growth, we may be unable to execute upon our business plan.

Since the majority of our shares of common stock are owned by the Company's co-founders, our other stockholders may not be able to influence control of the Company or decision making by management of the Company.

The Company's co-founders beneficially own 100% of our outstanding common stock as of the date of this Form C-AR. Their interests may not be, at all times, the same as that of our future stockholders upon the conversion of our outstanding convertible securities and issuance of capital stock to future stockholders. Where those conflicts exist, our stockholders will be dependent upon the Company's Co-founders, Shelli Pavone and Michelle Higginson, to act in a manner that is fair to all of our stockholders and in accordance with their fiduciary duties as majority stockholders. Also, Shelli Pavone and Michelle Higginson will have the ability to control the outcome of most corporate actions requiring stockholder approval, including the sale of all or substantially all of our assets and amendments to our Certificate of Incorporation. Investors in the Securities offered in this Offering will have no voting rights, and upon the Company's conversion of the Securities into "CF Shadow Securities", the Investors will have no voting rights as holders of equity securities in the Company. This concentration of ownership may also have the effect of delaying, deferring or preventing a change of control of us, which may be disadvantageous to minority stockholders.

Our potential members will require a high degree of reliability in the delivery of our services, and if we cannot meet their expectations for any reason, demand for our products and services will suffer.

Our success depends in large part on our ability to assure generally error-free services, uninterrupted operation of our network and software infrastructure, and a satisfactory experience for our end users when they use Internet-based communications services. To achieve these objectives, we depend on the quality, performance and scalability of our products and services, the responsiveness of our technical support and the capacity, reliability and security of our network operations. We also depend on third parties over which we have no control. For example, our ability to serve our members is based solely on our network access agreement with one service provider and on that service provider's ability to provide reliable Internet access. Due to the high level of performance required for critical communications traffic, any failure to deliver a satisfactory experience to end users, whether or not caused by our own failures could reduce demand for our products and services.

Our results of operations and future prospects depend on our ability to retain existing, and attract new, members. We face intense and increasing competition and, if we do not compete effectively, our competitive positioning and our operating results will be harmed.

We operate in a rapidly changing and highly competitive industry, and our results of operations and future prospects depend on, among others:

- the continued growth of our member base;

- our ability to monetize our member base, including through the use of additional products by our existing members;

- our ability to acquire members at a lower cost; and

- our ability to increase the overall value to us of each of our members while they remain on our platform.

We expect our competition to continue to increase, as there are generally no substantial barriers to entry to the markets we serve. In addition to established enterprises, we may also face competition from other early-stage companies attempting to capitalize on the same, or similar, opportunities as we are. Some of our current and potential competitors have longer operating histories, particularly with respect to our expert network and market research services, significantly greater financial, technical, marketing and other resources and a larger member base than we do. This allows them, among others, to potentially offer more competitive pricing or other terms or features, a broader range of products and services, or a more specialized set of specific products or services, as well as respond more quickly than we can to new or emerging technologies and changes in member preferences. Our existing or future competitors may develop products or services that are similar to our products and services or that achieve greater market acceptance than our products and services. This could attract new customers away from our services and reduce our market share in the future. Additionally, when new competitors seek to enter our markets, or when existing market participants seek to increase their market share, these competitors sometimes undercut, or otherwise exert pressure on, the pricing terms prevalent in that market, which could adversely affect our market share and/or ability to capitalize on new market opportunities.

Our future growth depends significantly on our marketing efforts, and if our marketing efforts are not successful, our business and results of operations will be harmed.

We have dedicated and intend to continue to dedicate significant resources to marketing efforts. Our ability to attract members depends in large part on the success of these marketing efforts and the success of the marketing channels we use to promote our products and services. Our marketing channels include, but are not limited to, social media, traditional media such as the press, online affiliations, search engine optimization, and search engine marketing.

While our goal remains to increase the strength, recognition and trust in our brand by increasing our member base and expanding our products and services, if any of our current marketing channels becomes less effective, if we are unable to continue to use any of these channels, if the cost of using these channels was to significantly increase or if we are not successful in generating new channels, we may not be able to attract new members in a cost-effective manner or increase the platform activity of our members. If we are unable to recover our marketing costs through increases in the size, value or overall number of projects, or other product selection and utilization, it could have a material adverse effect on our business, financial condition, results of operations, cash flows and future prospects.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Inlightened is a curated and vetted network of healthcare professionals that connects to industry via Inlightened's software platform for paid consulting and advisory work. A premium white glove service offering that connects companies to Inlightened's network of healthcare professionals for their consulting, advisory, and market research needs is also available.

Business Plan

The Company plans to significantly scale its business by (i) selling directly to the life sciences industry instead of working through partners as is done now, (ii) continuing recruiting exceptional talent to join the team, (iii) continuing to grow the HCP side of the network to further advance the level of expertise and engagement with the Inlightened network, and (iv) further developing the core features of the platform and offering to allow for a better experience overall. The Company plans to acquire 2-3 clients in the pharmaceutical space over the next year and that will contribute significantly to revenue. The Company is targeting to break even and achieve overall profitability in 24-36 months. The new capital raised in this Offering will be used to help expedite the Company's growth trajectory.

The Company's Products and/or Services

Product / Service	Description	Current Market
Saas HCP marketplace	A SaaS platform that allows companies to log in, create and project, and search for and engage relevant healthcare professionals for their consulting, advisory, and market research needs	Healthcare companies (health tech, life sciences, digital health, medical device) consulting firms, venture capital firms, and private equity firms

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded marketplaces. Several competitors exist in the space as "expert networks" and "market research firms" but do not specialize in healthcare and typically lack the specialized knowledge to connect firms with the ideal expertise. Inlightened also collects significantly more data on everyone in our network which allows self-service client to find better matches. Most of our competitors are also strictly services companies and do not offer a technology or self-service option.

Customer Base

The Company's customer base consists of healthcare companies (health tech, life sciences, digital health, medical device) consulting firms, venture capital firms, and private equity firms.

Supply Chain

The Company's technology and process know-how is developed and maintained in-house. Although the Company is dependent upon certain third-party vendors on selecting parts of the supply chain, the Company has access to alternate service providers if its current third-party vendors are unable to provide services or any issues arise with its existing vendors where a change is required to be made. We do not believe that the loss of a current third-party vendor or service provider would cause significant disruption to our business, although it could cause short-term limitations.

Intellectual Property

The Company has no federal or state trademark registrations (or applications) and no patents (or patent applications) with the United States Patent and Trademark Office or with any international government agency. The Company's intellectual property includes trade secrets, which trade secrets are maintained as confidential and protectable pursuant to confidentiality agreements and under applicable law.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Directors and Officers

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Shelli Pavone	Co-founder, Chief Executive Officer and Director	May 2019 – Present: Inlightened, Inc., Co-Founder and CEO Responsibilities: Manage and direct company toward its primary goals and objectives. Set the strategy and vision. Responsible for all sales and the bottom line. May 2018 -- June2019: Avant-garde Health, VP of Sales and Marketing Responsibilities: Hired and managed the sales and marketing team toward company revenue goals.	BS, Psychology The Ohio State University (2003)
Michelle Higginson	Co-founder, Chief Marketing Officer and Director	May 2019 – Present: Inlightened, Inc., Co-Founder and Chief Marketing Officer Responsibilities: Responsible for all commercial marketing activities and company brand and messaging. Broad oversight of day-to-day operations and execution of the CEO's strategy and vision September 2018-June 2019: Avant-garde Health, Director of Marketing Responsibilities: Oversaw all company marketing activities.	BS in Marketing, with a double major in Media Arts & Society (2009) MBA from Bentley University (2010)

Biographical Information

Shelli Pavone

Shelli Pavone has nearly 20 years of commercial experience in healthcare, and a history of developing sales strategy and teams from the ground up. She spent her early career laying a sales foundation and clinical knowledge foundation in specialty pharmaceuticals at Shire Pharmaceuticals (February 2004-July 2006) and medical devices at Boston Scientific (July 2006-February 2007). She then went on to a senior sales role with a technical and clinical focus in the ICU at KCI (October 2008- May 2011). Shelli excels in managing change and executing adaptive programs in highly competitive segments. She assumed her first management role with Tytex Inc a Danish medical textile company looking to expand its footprint in North America. At Tytex Shelli built out the North American sales and marketing infrastructure and lead the acute care sales team to achieve sales at 125% to goal for 2013 and increased overall North American sales by 48%. After a brief stint embarking on enterprise healthcare technology sales at Merge Healthcare (May 2014-April 2015). Shelli joined a healthcare technology company called Lumere (FKA Procured Health)(April 2015-May 2018). At Lumere, Shelli was the first full time sales focused individual in the organization, and she discovered her affinity for the fast-paced environment of startups. During her time at Lumere she was responsible for building the sales infrastructure and process, developing the sales and client success training and development program, and all sales of Lumere's SaaS platform into hospitals and health systems across North America. After the success of the program that she put in place at Lumere, Shelli moved onto HBS founded healthcare technology company Avant-garde Health (May 2018-June2019). Shelli then moved on to found Inlightened (May 2019-present) where she currently serves as the CEO and Co-founder. She was named among Forbes' Next 1000 2021. Shelli is a graduate of The Ohio State University, with a BS in Psychology (August-2003)

Michelle Higginson

Michelle Higginson is an accomplished marketing professional, with more than a decade of diverse experience that spans tech and healthcare sectors. She spent her early career laying foundational marketing and contributing to exponential growth in fast-paced startup environments — at international video tech trailblazer Blackmagic Design (May 2010 - September 2012) and American City Business Journals-acquired BostInno (September 2012 - October 2013) — and was instrumental in launching the content marketing and customer advisory board practices for LogMeIn, one of the world's top 10 SaaS companies (October 2013 - September 2014). Michelle then led marketing and communications for various service lines — most recently the Heart Center and Pediatric Transplant Center — at Boston Children's Hospital (September 2014 - September 2018), where she directed multiple award-winning campaigns, pilots and initiatives, from concept through execution. She returned to the startup space as Director of Marketing at HBS-founded, value-based care delivery SaaS creator Avant-garde Health (September 2018 - June 2019) before co-founding Inlightened in 2019, where she currently serves as Chief Marketing Officer. Michelle accelerated her curriculum at Bentley University to earn her BS in Marketing, with a double major in Media Arts & Society (September 2006 - December 2009), and her MBA from Bentley's McCallum Graduate School of Business (January 2010 - December 2010) while working full-time.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**").

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	8,505,000
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more Common Stock which may dilute the Security. The holders of the Company's Common Stock have the power to elect the Board of Directors of the Company; control of the Company is vested in the Board of Directors and the Common Stockholders, and the holder of the Security issued pursuant to this Offering will have no voting rights or control rights with respect to the Company, including no antidilution rights, inspection rights or information rights.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Options to Purchase Common Stock*
Amount Outstanding	735,000
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None.
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

*All awards have been issued under the 2019 Inlightened, Inc. Stock Incentive Plan, effective as of September 24, 2019. There are 505,000 stock options that have been issued, 0 stock options have been exercised for shares of Common Stock and 1,265,000 shares of Common Stock remain unissued under the 2019 Inlightened, Inc. Stock Incentive Plan.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$700,000
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	The "Discount Rate" is 80%. All capitalized terms used below have the meanings as set forth in the SAFEs. For so long as the SAFEs remain outstanding, in the event that Shelli Pavone (the "Founder") is no longer providing services (in the capacity of an employee, board member, consultant or advisor) to the Company as a result of a termination without Cause (as defined in the SAFEs), the Purchase Amount shall, upon the written election by the Investor, be repaid by the Company within sixty days from the date the Investor notifies the Company of such exercise. If there is an Equity Financing before the termination of the SAFEs, on the initial closing of such Equity Financing, the SAFEs will automatically convert into the number of shares of SAFE Preferred Stock equal to the Purchase Amount divided by the Discount Price. If there is a Dissolution Event before the termination of this SAFEs, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, the SAFEs are intended to operate like standard non-participating Preferred Stock. The SAFEs will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFEs) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of the SAFEs under Section 1(a) (Equity Financing) of the SAFEs; or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) (Liquidity Event) or Section 1(c) (Dissolution Event) of the SAFEs.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional SAFEs or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$600,000
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	The Post-Money Valuation Cap is $5,400,000. All capitalized terms used below have the meanings as set forth in the SAFEs. If there is an Equity Financing before the termination of the SAFE, on the initial closing of such Equity Financing, the SAFEs will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) of the SAFE) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If there is a Dissolution Event before the termination of this SAFEs, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, the SAFEs are intended to operate like standard non-participating Preferred Stock. The SAFEs will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFEs) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of the SAFEs under Section 1(a) (Equity Financing) of the SAFEs; or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) (Liquidity Event) or Section 1(c) (Dissolution Event) of the SAFEs.

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional SAFEs or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

*Assumes conversion of the SAFE at the Post-Money Valuation Cap.

Type	SAFE (Simple Agreement for Future Equity)
Face Value	$250,000
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	The Post-Money Valuation Cap is $6,000,000. All capitalized terms used below have the meanings as set forth in the SAFEs. If there is an Equity Financing before the termination of the SAFE, on the initial closing of such Equity Financing, the SAFEs will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled (subject to the liquidation priority set forth in Section 1(d) of the SAFE) to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "**Conversion Amount**"). If there is a Dissolution Event before the termination of this SAFEs, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, the SAFEs are intended to operate like standard non-participating Preferred Stock. The SAFEs will automatically terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with this SAFEs) immediately following the earliest to occur of: (i) the issuance of Capital Stock to the Investor pursuant to the automatic conversion of the SAFEs under Section 1(a) (Equity Financing) of the SAFEs; or (ii) the payment, or setting aside for payment, of amounts due the Investor pursuant to Section 1(b) (Liquidity Event) or Section 1(c) (Dissolution Event) of the SAFEs.

How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional SAFEs or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Stockholder Loan
Amount Outstanding	$6000
Interest Rate and Amortization Schedule	None
Description of Collateral	None.
Other Material Terms	None.
Maturity Date	None

Type of security	SAFE (Simple Agreement for Future Equity)
Face Amount	$162,629
Voting Rights	No
Anti-Dilution Rights	No
Material Terms	All capitalized terms not otherwise defined in this chart have the meanings set forth in the SAFE. The "Valuation Cap" is $7,000,000. If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the number of shares of Safe Preferred Stock equal to the Subscription Amount divided by the First Equity Financing Price. If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Subscription Amount (or a lesser amount as described below) divided by the Liquidity Price. If there is a Dissolution Event before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Crowd SAFEs or other convertible securities at a later date. The availability of any shares of capital stock issued pursuant to the exercise of such additional SAFEs or other convertible securities would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Shelli Pavone	4,480,000 Common Shares	44.80%
Michelle Higginson	3,520,000 Common Shares	35.20%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$ 345,025	$ -207,891	$ 0

Operations

The business has been growing successfully. We have recently signed a few large contracts and continue to expand upon the functionality of the software tool. We still make significant investments into the growth of the software, but as we continue to invest in sales we hope to be profitable in the next 18 months.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

The Company has angel investors who have expressed interest in providing additional capital via an investment in the Company's SAFEs (Simple Agreements for Future Equity) should the Company require additional capital.

Trends and Uncertainties

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

There are no material changes or other information to disclose.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)	$500,000	1	Software development, G & A, Founder salaries	May 15, 2019	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)	$200,000	1	New hires, Marketing and PR, G & A	December 15, 2020	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity	$600,000*	1	G & A, software development, marketing	November 29, 2021	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity	$250,000	2	G & A, software development, marketing	November 29, 2021	Section 4(a)(2)
Crowd SAFE	$162,629	111	New Product Marketing; Research and Development; New Hires; General Working Capital	November 5, 2022	Regulation CF

*$300,000 of this amount has not been delivered; thus, this amount is subject to adjustment in the event that the amount is not delivered within the timeframe as determined by the Company's Board of Directors.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: Shelli Pavone, the Company's Co-Founder and CEO and its majority stockholder, has advanced a total of $6,000 to the Company in the form of loans during fiscal year 2021; the loans have not been documented by any written agreement between Shelli Pavone and the Company. Thus, the loans have no specified interest rate or maturity date.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF, except that the first and only Form C-AR being filed is being filed after the regulatory deadline of April 30th.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Shelli Pavone
(Signature)

Shelli Pavone
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Shelli Pavone
(Signature)

Shelli Pavone
(Name)

Chief Executive Officer and Director
(Title)

May 11, 2023
(Date)

/s/ Michelle Higginson
(Signature)

Michelle Higginson
(Name)

Chief Marketing Officer and Director
(Title)

May 11, 2023
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

I, Shelli Pavone, CEO of Inlightened, Inc., certify that the financial statements of Inlightened, Inc. included in this Form C-AR are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Dated: May 11, 2023

Signature: /s/ Shelli Pavone

Title: Chief Executive Officer

INLIGHTENED, INC.

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2022 AND 2021

INLIGHTENED, INC.

TABLE OF CONTENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021



Yoshida & Sokolski, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' COMPILATION REPORT

To the Board of Directors
Inlightened, Inc.
Boston, Massachusetts

Management is responsible for the accompanying financial statements of Inlightened, Inc. (a corporation), which comprise the balance sheets as of December 31, 2022 and 2021 and the related statements of income, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. We do not express an opinion, a conclusion, nor provide any assurance on these financial statements.

Yoshida & Sokolski, PC

April 28, 2023
Woburn, Massachusetts

INLIGHTENED, INC.

BALANCE SHEETS

DECEMBER 31, 2022 AND 2021

ASSETS

	2022	2021
CURRENT ASSETS		
Cash and cash equivalents	$ 494,700	$ 499,273
Accounts receivable	75,933	27,193
Prepaid expenses	-	29,992
TOTAL CURRENT ASSETS	570,633	556,458
TOTAL ASSETS	$ 570,633	$ 556,458

LIABILITIES AND STOCKHOLDERS' EQUITY

	2022	2021
CURRENT LIABILITIES		
Accrued expenses	$ 9,632	$ 50,605
TOTAL CURRENT LIABILITIES	9,632	50,605
LONG-TERM LIABILITIES		
Angel funding	1,550,000	1,250,000
Equity funding	147,845	-
Officer loan payable	6,000	6,000
PPP Loan	-	14,964
TOTAL LONG-TERM LIABILITIES	1,703,845	1,270,964
STOCKHOLDERS' EQUITY		
Common stock	800	800
Accumulated deficit	(1,143,644)	(765,911)
TOTAL STOCKHOLDERS' EQUITY	(1,142,844)	(765,111)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 570,633	$ 556,458

INLIGHTENED, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
REVENUE	$ 414,244	$ 95,770
OPERATING EXPENSES		
Salaries and wages	399,566	227,423
Contractors	178,129	43,512
Software development	66,585	24,000
Advertising	61,781	8,001
Insurance	25,212	6,387
Payroll taxes	49,069	62,735
Legal & professional services	7,966	2,878
Job supplies	7,151	-
Dues & subscriptions	2,705	-
Meals and entertainment	1,817	-
Rent and lease	1,586	-
Travel	617	-
Taxes & licenses	456	572
QuickBooks payment fees	385	290
Other fees	320	-
Office supplies and software	297	2,880
Credit card fees	66	220
TOTAL OPERATING EXPENSES	803,708	378,898
NET OPERATING LOSS	(389,464)	(283,128)
OTHER INCOME		
Late fee income	-	474
Interest	131	46
Gain on extinguishment of debt	11,600	-
TOTAL OTHER INCOME	11,731	520
NET LOSS	$ (377,733)	$ (282,608)

INLIGHTENED, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Common Stock	Accumulated Deficit	Total
Balance, January 1, 2020	$ 800	$ (483,303)	$ (482,503)
Net loss	-	(282,608)	(282,608)
Balance, December 31, 2021	800	(765,911)	(765,111)
Net loss	-	(377,733)	(377,733)
Balance, December 31, 2022	$ 800	$ (1,143,644)	$ (1,142,844)

INLIGHTENED, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (377,733)	$ (282,608)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) in accounts receivable	(48,740)	(23,952)
Decrease (increase) in prepaid expenses	29,992	(27,083)
(Decrease) increase in accrued expenses	(40,973)	46,274
CASH USED IN OPERATING ACTIVITIES	(437,454)	(287,369)
CASH FLOW FROM FINANCING ACTIVITIES		
Increase in angel funding	300,000	550,000
Increase in equity funding	147,845	-
Increase in officer loan payable	-	6,000
Decrease in PPP loan	(14,964)	-
CASH PROVIDED BY FINANCING ACTIVITIES	432,881	556,000
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(4,573)	268,631
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	499,273	230,642
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 494,700	$ 499,273

INLIGHTENED, INC.

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

NOTE 1 NATURE OF BUSINESS

Inlightened, Inc. (the "Company") was registered in Delaware in May of 2019. The Company is a business-to-business, global SaaS and services operation that connects vetted healthcare expertise to healthcare companies for paid consulting opportunities. The Company's headquarters are in Boston, Massachusetts. The company began operations in 2019.

Since inception, the Company has relied on contributions from owners, the issuance of convertible notes, revenue generated from sales, and securing loans to fund its operations. As of December 31, 2022, the Company had positive working capital and plans to significantly increase revenue growth over the next year. During the next twelve months, the Company intends to supplement the funding of its operations with funding from a crowdfunding campaign and funds from revenue producing activities.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis. The significant accounting policies followed are described below to enhance the usefulness of the financial statements to the reader.

New Account Standards Adopted

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, which supersedes existing guidance for accounting for leases under *Topic 840, Leases*. The FASB also subsequently issued the following additional ASUs, which amend and clarify Topic 842: ASU 2018-01, *Land Easement Practical Expedient for Transition to Topic 842;* ASU 2018-10, *Codification Improvements to Topic 842, Leases;* ASU 2018-11, *Leases (Topic 842): Targeted Improvements;* ASU 2018-20, *Narrow-scope Improvements for Lessors;* and ASU 2019-01, *Leases (Topic 842): Codification Improvements*. The most significant change in the new leasing guidance is the requirement to recognize right-to-use (ROU) assets and lease liabilities for operating leases on the balance sheet.

Management evaluated their current arrangements and has determined adoption of these ASU's had no impact on the Company's financial statements.

Use of Estimates

Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)*

Accounts Receivable

The Company carries their accounts receivable at cost less an allowance for doubtful accounts, if necessary. On a periodic basis, the Company evaluates their accounts receivable and establishes an allowance when deemed necessary, based upon history of write-offs, collections and current conditions. At December 31, 2022 and 2021 there is no allowance for doubtful accounts recorded. As of December 31, 2022 and 2021 the Company had $75,933 and $27,193 in accounts receivable (all of which is related to revenue from contracts with customers), respectively.

Revenue Recognition

The Company complies with Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with customers are satisfied. The Company generates revenue by matching healthcare expertise with clients for consulting and market research activities. After a client is matched with a healthcare expert the Company pays the expert and bills the client. The Company recognizes revenue once the work for the project has been completed (i.e. delivery of the service has occurred, and the performance obligation is satisfied). Payment terms range from net 15 to net 90 depending on the client. As of December 31, 2022 and 2021 there are no deferred revenue or contract liabilities.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents.

Income Tax Status

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. As of December 31, 2022 and 2021 there was no deferred tax asset or liability.

NOTE 2   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)*

Income Tax Status (Continued)

There is no income tax provision for the Company for the period from inception through December 31,2022 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2022, the unrecognized tax benefits accrual was zero.

Fair Value of Financial Instruments

The carrying amounts reflected in the balance sheets for cash and cash equivalents, accounts receivable, payables and accruals approximate the respective fair values due to the short maturities of those instruments.

Forgivable Loans- Paycheck Protection Program (PPP)

The Company's policy is to account for forgivable loans received through the Small Business Administration (SBA) under Coronavirus Aid, Relief and Economic Security Act (CARES Act) Paycheck Protection Program (PPP), as debt in accordance with Accounting Standards Codification (ASC) 470, Debt, and other related accounting pronouncements. The forgiveness of debt, in whole or in part, is recognized once the debt is extinguished, which occurs when the Company is legally released from the liability by the SBA. Any portion of debt forgiven, adjusted for accrued interest forgiven and unamortized debt issuance costs, is recorded as a gain on extinguishment of debt, and presented in the other income section of the statement of income. As of December 31, 2022 the remaining balance of $11,600 was forgiven and recorded as other income.

NOTE 3   *ANGEL FUNDING*

In 2019 the Company issued the right to $500,000 of capital stock on a Simple Agreement for Future Equity (SAFE agreement). In 2020 the company issued the right to $200,000 of capital stock as an addendum to the original SAFE agreement. In 2021 the Company issued the right to $850,000 of capital stock on SAFE agreements. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or

NOTE 3   *ANGEL FUNDING (CONTINUED)*

Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other SAFEs and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences). See note 5.

NOTE 4   *EQUITY FUNDING*

In 2022 the company issued the right to $162,629 (of which $14.784 was paid in fees to Republic resulting in a balance of $147,845 being deposited to the Company) of capital stock on a Simple Agreement for Future Equity (SAFE agreement). In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other SAFEs and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock. The Investor's right to receive its Conversion Amount is (A) on par with payments for Common Stock and other SAFEs and/or Preferred Stock who are also receiving Conversion Amounts or Proceeds on a similar as-converted to Common Stock basis, and (B) junior to payments described in clauses (i) and (ii) above (in the latter case, to the extent such payments are Cash-Out Amounts or similar liquidation preferences).

NOTE 5   *RELATED PARTY*

From time to time the Company takes advances from members. As of December 31, 2022, and 2021, the balance of the advances from related parties was $6,000. These advances have no interest rate or specified maturity date.

NOTE 6   *EQUITY*

Common Stock

The Company authorized 10,000,000 shares of common stock at $0.0001 par value with 8,505,000 shares issued and outstanding.

Preferred Units

As of December 31, 2022 there were no preferred units issued and outstanding.

Additional Paid-In Capital – SAFEs

Prior to December 31, 2022, the Company issued Simple Agreements for Future Equity ("SAFEs") totaling $1,712,629. $1,550,000 of The SAFEs were automatically convertible into preferred units on the completion of an equity financing event or liquidation event. $162,629 of The SAFEs were automatically convertible into common stock units with limited investor rights that specify that upon a conversion, investors receive unique shadow shares with limited voting and information rights. The conversion price of the original $700,000 SAFE is the lesser of 80% of the price per unit of preferred units received by the Company in a Qualified Financing. The conversion price on the $162,629 SAFE is the price per share equal to the quotient of a pre-money valuation of $7,000,000. The conversion price on the $600,000 SAFE is the price per share equal to the quotient of a post-money valuation of $5,400,000, and the conversion price of the SAFE's totaling $250,000 the price per share equal to the quotient of a Post-Money valuation of $6,000,000 divided by the sum of all Company interests issued and outstanding, assuming exercise or conversion of all outstanding profits interest, vested and unvested options, warrants and other convertible securities, but excluding all SAFEs, convertible promissory notes, and including all interests reserved and available for future grant under any equity incentive or similar plan of the Company and/or any equity incentive or similar plan to be created or increased in connection with the Qualified Financing. See notes 3 and 4.

NOTE 7   *CONCENTRATION OF CREDIT RISK*

The Company maintains its cash in one financial institution. The balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At times during the years ended December 31, 2022 and 2021, balances in deposit accounts exceeded FDIC insured limits, including at December 31, 2022 with a balance of $494,700 The Company monitors its exposure and has not experienced any losses in such accounts.

NOTE 8   *GOING CONCERN*

These financial statements are prepared on a going concern basis. The Company began operation in 2019 and has incurred a loss since inception. The Company's ability to continue is dependent upon management's plan to continually increase business in 2023. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9   *SUBSEQUENT EVENTS*

Management has evaluated subsequent events through April 28, 2023, the date which the financial statements were available to be issued. No events occurred subsequent to the balance sheet date that would require adjustment to or disclosure in the financial statements.